FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

|_| Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

================================================================================
1. Name and Address of Reporting Person

   Friedler              Jack
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

4779 Collins Avenue, Suite 3304
--------------------------------------------------------------------------------
                                    (Street)

Miami Beach             Florida                 33140
--------------------------------------------------------------------------------
   (City)               (State)                 (Zip)


================================================================================
2. Issuer Name and Ticker or Trading Symbol

Lexington Healthcare Group, Inc. (NASDAQ: LEXI)
================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)


================================================================================
4. Statement for Month/Year

January 2001
================================================================================
5. If Amendment, Date of Original (Month/Year)


================================================================================
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ ]   Director                             |X|   10% Owner
   |_|   Officer (give title below)           [ ]   Other (specify below)

================================================================================
7. Individual or Joint/Group Filing (Check Applicable Line)
   |X| Form filed by One Reporting Person
   |_| Form filed by More than One Reporting Person

================================================================================

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                            6.
                                                           4.                                5.             Owner-
                                                           Securities Acquired (A) or        Amount of      ship
                                              3.           Disposed of (D)                   Securities     Form:     7.
                                              Transaction  (Instr. 3, 4 and 5)               Beneficially   Direct    Nature of
                                2.            Code         -------------------------------   Owned at End   (D) or    Indirect
1.                              Transaction   (Instr. 8)                   (A)               of Month       Indirect  Beneficial
Title of Security               Date          ------------     Amount      or     Price      (Instr. 3      (I)       Ownership
(Instr. 3)                      (mm/dd/yy)     Code     V                  (D)               and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                    01-26-01       P               105,600     A      $0.14       225,167       I         By New
                                                                                  per share   shares                  Generation LLC
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                  1,426,500     D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                       9.        10.
                                                                                                       Number    Owner-
                                                                                                       of        ship
               2.                                                                                      Deriv-    of
               Conver-                     5.                              7.                          ative     Deriv-   11.
               sion                        Number of                       Title and Amount            Secur-    ative    Nature
               or                          Derivative    6.                of Underlying      8.       ities     Secur-   of
               Exer-              4.       Securities    Date              Securities         Price    Bene-     ity:     In-
               cise     3.        Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)   of       ficially  Direct   direct
               Price    Trans-    action   or Disposed   Expiration Date   ----------------   Deriv-   Owned     (D) or   Bene-
1.             of       action    Code     of(D)         (Month/Day/Year)            Amount   ative    at End    In-      ficial
Title of       Deriv-   Date      (Instr.  (Instr. 3,    ----------------            or       Secur-   of        direct   Owner-
Derivative     ative    (Month/   8)       4 and 5)      Date     Expira-            Number   ity      Month     (I)      ship
Security       Secur-   Day/      ------   ------------  Exer-    tion               of     . (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)     ity      Year)     Code V    (A)   (D)    cisable  Date     Title     Shares   5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Options to
purchase       $0.01    01-26-01  P         A            01-26-01 01-25-11 Shares of 119,567  $0.15    119,567   I        By New
                                                                           Common                                         Generation
                                                                           Stock                                          LLC
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Explanation of Response: New Generation LLC, a limited liability company wholly owned and controlled by Mr. Jack Friedler, acquired the shares of common stock (the "Common Stock") of Lexington Healthcare Group, Inc. (the "Company") referenced on page 1 hereof in addition to the options referenced on page 2 hereof on January 26, 2001 in a private transaction entered into by Mr. Friedler and Mr. Harry Dermer and Ms. Mary Archambault (the "Transaction"). The total shares of Common Stock indirectly owned by New Generation LLC as reported on page 1 hereof includes the shares of Common Stock underlying the options reported on page 2 hereof pursuant to Rule 16a-1 (a) (2) (ii) (F) of the Securities Exchange Act of 1934, as amended. The Transaction would not have been reported hereunder but for Mr. Friedler's pre-existing direct ownership of shares of Common Stock of the Company, in that the pecuniary interest held by New Generation LLC is less than ten percent (10%).

      The figure "$0.15" denoting the price paid per option is an approximation:
A total of $17,772 was paid for the 119,567 options reported.

                           NEW GENERATION LLC


                           /s/ Jack Friedler                           02/13/01
                           -----------------------------------         --------
                           By:      Jack Friedler                      Date
                           Title:   Sole Owner and Manager

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.